SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIWI PLC

(Name of Subject Company (Issuer))

Dalliance Services Company

(Names of Filing Persons (Offeror))

Class B ordinary shares, having a nominal value EUR 0.0005 per share

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of Class of Securities)

Natallia Makarava

5, Dimitraki Christodoulou

3rd Floor

Flat/Office 303

P.C. 1035, Nicosia, Cyprus

(520) 524-4926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Curtis L. Mo, Esq.

Alan Seem, Esq.

Drew M. Valentine, Esq.

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California

94303-2214

(650) 833-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on July 7, 2022 (the “Schedule TO”) relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and wholly owned by Sergey Solonin, the largest shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders to tender up to $25.0 million in value of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) of the Company at price of not less than $2.20 and not greater than $2.70 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On July 8, 2022, the Company issued a press release announcing the Offer. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Exhibit
(a)(1)(A)	Offer to Purchase, dated July 7, 2022.**

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).**

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement, dated July 7, 2022.**

(a)(5)(B)	Press Release of the Company, dated July 8, 2022*

(d)(1)	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013).

(d)(2)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).

(d)(3)	Form of Amended and Restated Registration Rights Agreement among QIWI plc and Public Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019).

(d)(4)	The agreement for the transfer of the ownership of the shares related to the project “Tochka” (incorporated by reference to Exhibit 4.3 to QIWI plc’s Annual Report on Form 20-F, filed on April 29, 2022).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table*

* Filed herewith ** Previously filed

Item 13. Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DALLIANCE SERVICES COMPANY.

By:	/s/ Natallia Makarava
Name:	Natallia Makarava
Title:	Director

Dated: July 8, 2022

EXHIBIT INDEX

Exhibit
(a)(1)(A)	Offer to Purchase, dated July 7, 2022.**

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).**

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement, dated July 7, 2022**

(a)(5)(B)	Press Release of the Company, dated July 8, 2022*

(b)	Not Applicable.

(d)(1)	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013).

(d)(2)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).

(d)(3)	Form of Amended and Restated Registration Rights Agreement among QIWI plc and Public Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019).

(d)(4)	The agreement for the transfer of the ownership of the shares related to the project “Tochka” (incorporated by reference to Exhibit 4.3 to QIWI plc’s Annual Report on Form 20-F, filed on April 29, 2022).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table*

* Filed herewith

**       Previously filed